As confidentially submitted to the Securities and Exchange Commission on May 22, 2015 pursuant to the Jumpstart Our Business Startups Act.     Registration No. _______________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UAS Drone Corp.

(Exact name of registrant as specified in its charter)

Nevada	3721	47-3052410
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

420 Royal Palm Way

Suite 100

Palm Beach, Florida 33480

(561) 693-1421

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices.)

Chad Swan, Chief Executive Officer

UAS Drone Corp.

420 Royal Palm Way

Suite 100

Palm Beach, Florida 33480

Phone: (561) 693-1421

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy To:

Branden T. Burningham, Esq.

455 East 500 South

Suite 205

Salt Lake City, Utah  84111

Phone:  (801) 363-7411

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐Accelerated filer☐Non-accelerated filer ☐ Smaller reporting company☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share, to be registered as part of a Primary Offering (as hereinafter defined)	3,000,000	$1.00	$3,000,000	$348.60
Common Stock, par value $0.0001 per share, to be registered as part of a Secondary Offering by Selling Stockholders (as hereinafter defined)	1,100,000	$ 1.00(2)	$ 1,100,000 (2)	$ 127.82(2)
Total	4,100,000		$4,100,000	$476.42
(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

There is no current public market for the securities.  Therefore, the Registrant believes that it is impossible to estimate the filing fee in accordance with Rule 457(c) under the Securities Act of 1933.  As such, for purposes of calculating the registration fee only, the Registrant has valued the common stock to be offered and sold by Selling Stockholders at the same price as the Primary Offering price.

The offering price of the common stock has been arbitrarily valued and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus	$476.42	May __, 2015

PRELIMINARY PROSPECTUS

UAS Drone Corp

3,000,000 SHARES OF COMMON STOCK BEING SOLD AT $1.00 PER SHARE PURSUANT TO THE PRIMARY OFFERING AND RESALE OF 1,100,000 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

Per Share

Sale Total

Public Offering Price

$1.00

$3,000,000

Underwriting Discounts and Commissions

$0.00

$0.00

Gross Proceeds to UAS Drone Corp.

$1.00

$3,000,000

UAS Drone Corp., a Nevada corporation (the “Company”, “we” and “us”), is registering a total of 3,100,000 shares of common stock in the registration statement on Form S-1 of which this Prospectus is a part.  This Prospectus relates to the sale of 3,000,000 shares of common stock, par value $0.0001, of the Company at a price of $1.00per share on a best efforts basis (the “Primary Offering”).  The Primary Offering will terminate 90 days after commencement of the offering on the effective date of the registration statement on Form S-1 of which this Prospectus is a part.  The Primary Offering is the initial public offering of our common stock. The Company is offering the shares on a self-underwritten “best efforts” basis through _________, 2015.  The total proceeds from the Primary Offering will not be escrowed or segregated but will be available to the Company immediately.  No minimum amount of stock is required to be purchased in the Primary Offering and therefore the total proceeds received by the Company may not be sufficient to develop its business plan.    No commission or other compensation related to the sale of the shares will be paid.  For more information, see the headings “Plan of Distribution” and “Use of Proceeds” herein.

In addition, the two Selling Stockholders listed herein under "Selling Stockholders" may offer and sell up to 1,100,000 shares of our common stock for their own account (the “Secondary Offering”).  The Company will not receive any of the proceeds from the Selling Stockholders’ sale of shares in the Secondary Offering.

Our common stock is not currently quoted on any market.  As a result, you should not expect to be able to resell your common stock regardless of how we perform and, if you are able to sell your common stock, you may receive less than your purchase price.  As a result of these factors, an investment in our common stock is not suitable for investors who require short or medium term liquidity.  In the future, we intend to arrange for a registered broker-dealer to apply to have our common stock listed on a national securities exchange or to quote our common stock on the OTCQB market maintained by OTC Markets Group, Inc., depending upon our qualifications at the time. There is no assurance, however, that our common stock will ever be listed on a national securities exchange or quoted on the OTCQB. As a reporting company subsequent to the effectiveness of the registration statement of which this Prospectus is a part, we will file annual, quarterly, and current reports and other information about us with the Securities and Exchange Commission (the “SEC”), as required.

A current Prospectus must be in effect at the time of the sale of the shares of common stock discussed above. The Selling Stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all of the other offering expenses.  Each Selling Stockholder or dealer selling the common stock is required to deliver a current Prospectus upon the sale. In addition, for the purposes of the Securities Act of 1933, as amended, Selling Stockholders may be deemed underwriters.  The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. An investment in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment.  See the caption “Risk Factors” beginning on page 7 to read about the risks you should consider before buying shares of our common stock.  An investment in our common stock is not suitable for all investors. We intend to issue common stock after this offering and, as a result, your ownership in us is subject to dilution.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required and will provide investors with all such subsequent material information. You should read the entire Prospectus and any amendments or supplements we provide carefully.

The date of this Prospectus is May __, 2015.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	5

PROSPECUTS SUMMARY	6

The Offering	8

USE OF PROCEEDS	14

DETERMINATION OF OFFERING PRICE AND DILUTION	15

SELLING STOCKHOLDERS	16

PLAN OF DISTRIBUTION	17

DESCRIPTION OF SECURITIES TO BE REGISTERED	19

INTERESTS OF NAMED EXPERTS AND COUNSEL	20

DESCRIPTION OF BUSINESS	21

Legal Proceedings	23

Dividend Policy	24

Absence of Public Market	24

SELECTED FINANCIAL DATA	24

MANAGEMENT'S DISCUSSION AND ANALYSIS	25

RESULTS OF OPERATIONS	26

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	27

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	27

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	27

EXECUTIVE COMPENSATION	30

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	31

RELATED PARTY TRANSACTIONS	32

LEGAL MATTERS	33

WHERE YOU CAN FIND MORE INFORMATION	33

COMMISION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	34

EXHIBITS AND FINANCIAL STATEMENTS	35

Item 15. Recent Sales of Unregistered Securities	52

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from such information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information we have included in this Prospectus is accurate as of any date other than the date of this Prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this Prospectus and the issuance of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the common stock and the distribution of this Prospectus outside the United States. This Prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the common stock offered by this Prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

It is important for you to read and consider all of the information contained in this Prospectus in making your investment decision. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors”. You also should read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference”.

In this document, unless the context otherwise indicates, the terms “we,” “our,” “ours,” “us,” “UAS Drone” and the “Company” collectively refer to UAS Drone Corp.

FORWARD-LOOKING STATEMENTS AND CERTAIN TERMINOLOGY

This Prospectus contains certain statements that may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report are forward-looking statements. When used in this report, the words “may,” “will,” “should,” “would,” “anticipate,” “estimate,” “possible,” “expect,” “plan,” “project,” “continuing,” “ongoing,” “could,” “believe,” “predict,” “potential,” “intend,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, availability of additional equity or debt financing, changes in sales or industry trends, competition, retention of senior management and other key personnel, availability of materials or components, ability to make continued product innovations, casualty or work stoppages at the Company’s facilities, adverse results of lawsuits against us and currency exchange rates. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Readers of this report are cautioned not to place undue reliance on these forward-looking statements, as there can be no assurance that these forward-looking statements will prove to be accurate and speak only as of the date hereof. Management undertakes no obligation to publicly release any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This cautionary statement is applicable to all forward-looking statements contained in this report.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire Prospectus before making an investment decision.

Description of Business

The following summary highlights material information found in more detail elsewhere in the Prospectus. It does not contain all of the information you should consider. You should carefully read all information in the Prospectus, including the financial statements and their explanatory notes, under the Financial Statements and the risks of investing in our common stock as discussed under "Risk Factors" prior to making an investment decision. In this Prospectus, the terms "we," "us," "our," "Company," and “UAS” refer to UAS Drone Corp, a Nevada corporation.

Organization

UAS Drone Corp., headquartered in Natchitoches, LA, was founded by Chad Swan, our Chief Executive Officer, in 2014 as Unlimited Aerial Systems, LLP (“UAS LLP”).   We completed an Asset Purchase Agreement on March 31, 2015, purchasing all the assets and certain liabilities of UAS LLP in exchange for 600,000 shares of our common stock and our assumption of certain liabilities of UAS LLP.  Our mailing address is 420 Royal Palm Way, Suite 100, Palm Beach, FL 33480, and our telephone number is 561-693-1424.

The Company currently consists of two employees. The Chief Executive Officer of UAS, Chad Swan, is a retired US Marine and formerly served as the head of the Unmanned Aerial Vehicle (UAV) Pioneer Program for the US Navy. Our Vice President of Operations, David Sweeney, is also a retired US Marine and has spent his entire military and professional career in the Unmanned Vehicle sector.  Swan and Sweeney are considered expert pilots, developers and programmers of aircraft systems for UAVs. Both have developed networks and knowledge of UAV innovations and technological advances for recreational, military and commercial uses over the last 10 years.

Business

UAS is a developer and manufacturer of Unmanned Aerial Systems, with the goal of providing a superior Quadrotor aerial platform at an affordable price point in the commercial aviation sector. A Quadrotor is a multirotor unmanned aircraft, with four rotors. The Quadrotor’s lift is generated from the rotors, which propel the vehicle vertically. The aircraft itself is controlled by an electronic remote controlled operating system, which is enabled by the pilot on the ground.

UAS’s Quadrotor, also known as “Boomerang”, has two sets of winged propellers that operate clockwise and counter-clockwise in order to mobilize and stabilize in flight. The Boomerang’s motion is changed through speed and altitude by the altering of propeller rotation, which inevitably affects the weight, lift and torque of the vehicle. The four rotors of the Boomerang have the same design and diameter which allows the Boomerang to minimize kinetic energy when airborne. Onboard, the Boomerang has sensors and GPS which help the pilot stabilize the aircraft on takeoff, flight and landing.

Summary Business Plan

We intend to grow our business by providing the Boomerang to government bodies and agencies, particularly focused on Law Enforcement and Police Agencies.  We expect the Boomerang may serve as a tool for efficient surveillance and reconnaissance for government bodies and agencies across the United States and internationally. The Law Enforcement sector itself is an industry constantly looking to implement innovative practices to save time and serve their citizens to the fullest extent. The Boomerang can provide a swift and convenient aid to search and rescue missions, crime scene investigations, public safety, monitoring traffic for emergency responders, and other similar activities.

Emerging Growth Company

We are and we will remain an "emerging growth company" as defined under The Jumpstart Our Business Startups Act (the “JOBS Act”), until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a "large accelerated filer" (with at least $700 million in public float) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

As an "emerging growth company", we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis” disclosure;

•

reduced disclosure about our executive compensation arrangements;

•

no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•

exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide stockholders may be different from what you might receive from other public companies in which you hold shares.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Notwithstanding the above, we are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company”, at such time as we cease being an “emerging growth company”, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company”.  Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act (“SOX”) requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Risks Relating to Our Business and Our Industry

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. Some of these risks include, but are not limited to, risks associated with:

•     Our need for additional funding;

•     The potential inability to obtain additional funding;

•     Our ability to grow and compete;

•     Our ability to continue as a going concern;

•     Risks associated with the JOBS Act;

•     Our lack of operating history;

•     Our dependence on key executives;

•     Our ability to manage our growth;

•     Required indemnification of officers and directors;

•     Failure to respond to change in our industry;

•     Delays, cost overruns and difficulties in connection with our facilities;

•     Dependence on third-party suppliers;

•     Changes in government regulations affecting our operations;

•     The high cost of financing;

•     Competition in our industry;

•     Costs associated with environmental obligations and liabilities;

•     The current lack of a market for our common stock and the likelihood of an illiquid, sporadic and volatile market in the future;

•     Penny stock rules and regulations;

•     Dilution to stockholders in connection with our issuance of additional shares;

•     Risks associated with secondary trading of our stock;

•     Costs associated with being a fully-reporting company;

The Offering

Securities offered by us under the Primary Offering	3,000,000 shares of our common stock

Primary Offering Price	$1.00 per share

Primary Offering Period	From the date of this Prospectus until _______, 2015.
Securities that may be sold by our Selling Stockholders	1,100,000 shares of our common stock.

Use of proceeds	We will use the net proceeds of the Primary Offering for general working capital. We will not receive any money from the Selling Stockholders when they sell shares of our common stock.

Secondary Offering Price	Market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.

Transfer Agent	Interwest Transfer Company, Inc. 1981 Murray-Holladay Road, Suite 100 Salt Lake City, Utah 84117 801-272-9294

We have agreed to pay all costs and expenses relating to the registration of our common stock.  The Selling Stockholders will be responsible only for any commissions, taxes, attorney’s fees and other charges relating to the offer or sale of these securities in the Secondary Offering.  The Selling Stockholders may sell their common stock through one or more broker/dealers, and these broker/dealers may receive customary compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders as they may agree.

RISK FACTORS

Investing in our common stock involves a high degree of risk, and you should be able to bear the complete loss of your investment. You should carefully consider the risks described below, the other information in this Prospectus and the documents incorporated by reference herein when evaluating our company and our business. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock.

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY

We have an extremely limited operating history – We are currently in the business development stage, and have just started to commence commercial sales of our products.  There is no historical basis to make judgments on the capabilities associated with our enterprise, management and/or employee’s ability to produce a product leading to a profitable company.

We will need to raise additional capital - Given our lack of revenues from sales of our products to date, with no assurance as to when we may begin to receive revenues, we expect that UAS will need to obtain additional operating capital either through equity offerings, debt offerings or a combination thereof, in the future.  In addition if, in the future, the Company is not capable of generating sufficient revenues from operations and its capital resources are insufficient to meet future requirements, the Company may have to raise funds to allow it to continue to commercialize, market and sell its products.  We presently have no committed sources of funding and we have not entered into any agreements or arrangements with respect to our fundraising efforts.  The Company can not be certain that funding will be available on acceptable terms or at all.  To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution.  Any debt financing, if available, may involve restrictive covenants that may impact our ability to conduct business.  If we are unable to raise additional capital if required or on acceptable terms, we may have to significantly scale back, delay or discontinue the development and/or commercialization of our products, restrict our operations or obtain funds by entering into agreements on unattractive terms.

Our financial statements contain an “auditor’s ‘going concern’ opinion” – The Report of Independent Registered Public Accounting Firm issued in connection with our audited financial statements for the calendar years ended December 31, 2014 expressed substantial doubt about our ability to continue as a going concern, due to the fact that we have incurred significant operating losses and have had negative cash flows from operations since inception, and at December 31, 2014, had an accumulated deficit of $147.

Our management has limited experience in our industry - Management has limited experience in aerospace, aviation and unmanned aerial systems manufacturing sectors. While our management has considerable general management experience, some have specialized knowledge and abilities in the unmanned aerial industry, but none of the managers have experience managing a business that manufacturers and markets aircrafts. The management will rely on contracted individuals with the specified skills, qualifications and knowledge related to aircraft manufacturing and marketing, without impacting the overall budget for compensation.

Potential product liabilities may harm our operating results – As a manufacturer of a UAV product, and with aircrafts and aviation sector companies being scrutinized heavily, we may be subject to FAA mandates and/or regulations, which could result in potential law suits. Defects in our product may lead to life, health and property risks.  Currently, the unmanned aerial systems industry lacks a formative insurance market.  It is possible that our operations could be adversely affected by the costs and disruptions of responding to such liabilities even if insurance against liabilities is available.

If our proposed marketing efforts are unsuccessful we may not earn enough revenue to become profitable – Our success will depend on investment in marketing resources and the successful implementation of our marketing plan.  Our marketing plan may include attendance at trade shows and making private demonstrations, advertising and promotional materials and advertising campaigns in print and/or broadcast media.  We can not give any assurance that our marketing efforts will be successful.  If they are not, revenue may not be sufficient to cover our fixed costs and we may not become profitable.

We may be unable to respond to rapid technology changes and innovative products - In a constantly changing and innovative technology market with frequent new product introductions, enhancement and modifications, we may be forced to implement and develop new technologies into our products for anticipation of changing customer requirements that may significantly impact costs in order to retain or enhance our competitive position in existing and new markets.

Operating margins may be negatively impacted by reduction in sales or products sold - Expectations regarding future sales and expenses are largely fixed in the short term. UAS maintains raw materials and finished goods at a volume management feels is necessary for anticipated distribution and sales. Therefore, we may not be able to reduce costs in a timely manner to compensate for any unexpected shortfalls between forecasted and actual sales.

There is intense competition in our market - The aerospace and aviation markets are very saturated and intensely competitive. By entering this sector, UAS and management is aware that failure to compete with direct market leading companies and new entrants will affect overall business and the product. Therefore, the faster innovative applications and technologies are implemented to the developed product, the better the pricing and commercial business strategies management will be able to offer to consumers. Competitive factors in this market are all related to product performance, price, customer service, training platforms, reputation, sales and marketing effectiveness.

Future acquisitions may be unsuccessful and may negatively affect operations and financial condition - The integration of businesses, personnel, product lines and technologies can be difficult, time consuming and subject to significant risks. Any difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and decrease our revenue.

We may be unable to protect our intellectual property - Our ability to protect our proprietary technology and operate without infringing the rights of others will allow UAS business to compete successfully and achieve future revenue growth. If we are unable to protect our proprietary technology or infringe upon the rights of others, it could negatively impact the operating results of the company.

 We will be reliant on information systems, electronic communication systems, and internal and external data and applications - Business operations and manufacturing are dependent on computer hardware, software and communication systems. Information systems are vulnerable and are subject to failures that could create internal or external events that will affect our business and operations. Management is mindful of these risks since we have developed a strategy by adopting third party information technology and system practices. Any breach of security could disrupt our overall business and result in various effects in operations and efficiency. UAS could encounter increased overhead costs, loss of important information and data, which may also hinder our reputation.

If we lose our key personnel or are unable to hire additional personnel, we will have trouble growing our business. - We depend to a large extent on the abilities of our key management.  The loss of any key employee or our inability to attract or retain other qualified employees could seriously impair our results of operations and financial condition.

Our future success depends on our ability to attract, retain and motivate highly skilled technical, marketing, management, accounting and administrative personnel.  We plan to hire additional personnel in all areas of our business as we grow. Competition for qualified personnel is intense.  As a result, we may be unable to attract and retain qualified personnel.  We may also be unable to retain the employees that we currently employ or to attract additional technical personnel.  The failure to retain and attract the necessary personnel could seriously harm our business, financial condition and results of operations.

Because our executive officers collectively own a majority of our outstanding shares, they can elect our directors without regard to other stockholders’ votes – Our executive officers, Chad Swan and David Sweeney, collectively own approximately 55% of our outstanding shares of common stock.  As a result, they may elect all of our directors, who in turn elect all executive officers, without regard to the votes of other stockholders.  The voting control of Messrs. Swan and Sweeney gives them the ability to authorize change-in-control transactions, amendments to our Articles of Incorporation and other matters that may not be in the best interests of our minority stockholders.  In this regard, Messrs. Swan and Sweeney have absolute control over our management and affairs.

We face a higher risk of failure because we cannot accurately forecast our future revenues and operating results. - The rapidly changing nature of the markets in which we compete makes it difficult to accurately forecast our revenues and operating results.  Furthermore, we expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

•

the timing of sales of our products;

•

unexpected delays in introducing new products;

•

increased expenses, whether related to sales and marketing, or administration;

•

costs related to possible acquisitions of businesses.

Our products may suffer defects - Products may suffer defects that may lead to substantial product liability, damage or warranty claims. Given our complex platforms and systems within our product, errors and defects may be related to flight and/or communications. Such an event could result in significant expenses arising from product liability and warranty claims, and reduce sales, which could have a material adverse effect on business, financial condition and results of operations.

Our products are subject to FAA regulations – We are aware that the FAA has not passed any regulations to date to allow unmanned aerial systems operations for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012 (the “FMRA”). This could affect sales and revenue given that our customers would probably not have permission under a Section 333 exemption to operate any UAVs for their business practice. If the consumers are unable to obtain a FAA Section 333 exemption or withstand the application process, this may negatively affect commercial usage of our UAVs, which will adversely disrupt UAS operations and overall sales.

UAS may pursue acquisitions, investments or other strategic relationships or alliances, which may consume significant resources, may be unsuccessful and could dilute holders of its common stock. - Acquisitions, investments and other strategic relationships and alliances, if pursued, may involve significant cash expenditures, debt incurrence, operating losses, and expenses that could have a material adverse effect on UAS’s financial condition and operating results. Acquisitions involve numerous other risks, including:

•

Diversion of management time and attention from daily operations;

•

Difficulties integrating acquired businesses, technologies and personnel into UAS’s business;

•

Inability to obtain required regulatory approvals and/or required financing on favorable terms;

•

Entry into new markets in which UAS has little previous experience;

•

Potential loss of key employees, key contractual relationships or key customers of acquired companies or of UAS; and

•

Assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

If these types of transactions are pursued, it may be difficult for UAS to complete these transactions quickly and to integrate these acquired operations efficiently into its current business operations. Any acquisitions, investments or other strategic relationships and alliances by UAS may ultimately harm our business and financial condition. In addition, future acquisitions may not be as successful as originally anticipated and may result in impairment charges.

We may be required to record a significant charge to earnings as we are required to reassess our goodwill or other intangible assets arising from acquisitions. - We are required under U.S. GAAP to review our intangible assets, including goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined.

RISKS RELATING TO OUR STOCK

There is currently no market for our common stock – There is no public market for UAS’s common stock.  We expect to apply for quotation of our common stock on the OTCQB but we can not assure you that we will be successful in this regard.  Unless and until we are able to maintain quotations on the OTCQB or other quotation system, there will be extremely limited liquidity for our shares.  If a public market for our shares does develop, we expect that it will be limited and volatile.  As with many newly public companies, any market price for our shares is likely to continue to be very volatile.  In addition, the other risk factors disclosed herein may significantly affect our stock price.  The expected volatility and limited volume of our stock price may make it more difficult for you to resell shares when you want at prices you find attractive. The stock market in general and the market for emerging growth companies in particular, have also experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.  These broad market and industry factors may reduce our stock price, regardless of our operating performance.

Failure to meet financial expectations could have an adverse impact on the market price of UAS’s common stock. - UAS’s ability to achieve its financial targets is subject to a number of risks, uncertainties and other factors affecting its business and the UAV industry generally, many of which are beyond UAS’s control. These factors may cause actual results to differ materially. UAS describes a number of these factors throughout this document, including in these Risk Factors.  UAS cannot assure you that it will meet these targets. If UAS is not able to meet these targets, it could harm the market price of its common stock.

The issuance of shares, both under the Primary Offering and to a Selling Stockholder, and future securities offerings may dilute our share value – The issuance of shares of our common stock under the Primary Offering may result in substantial dilution in the percentage of our outstanding shares held by our then-existing stockholders.  In addition, 900,000 of the shares of common stock being registered on the registration statement of which this Prospectus is a part are issuable upon conversion of the 8% Convertible Debenture held by Alpha Capital Anstalt, which is one of the Selling Stockholders (the “Debenture”).  The issuance of such shares will reduce the proportionate ownership interests of existing stockholders.  Moreover, the Company will likely need to sell additional shares of common stock to raise capital needed to fund future operations. Such sales will likewise have the effect of reducing the proportionate ownership of existing shareholders.

Any substantial sale of stock by existing shareholders could depress the market value of the stock of UAS, thereby devaluing the market price and causing investors to risk losing all or part of their investment - Stockholders, including our directors and officers hold a large number of UAS’s outstanding shares.  We can make no prediction as to the effect, if any, that sales of shares, or the availability of shares for future sale, will have on the prevailing market price of our shares of common stock. Sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could depress prevailing market prices for the shares. Such sales may also make it more difficult for UAV to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

Our failure to obtain quotations for our common stock would have negative financial implications – Our failure to obtain quotations for our common stock within 90 days of the effective date of the registration statement of which this Prospectus is a part would constitute an “Event of Default” under the terms of the Debenture held by Alpha Capital.  In such an event, the entire outstanding principal and interest amount on the Debenture, together with liquidated damages, would become immediately due, at Alpha Capital’s election.  Such a demand on our limited cash resources would negatively affect both our ability to carry out our business plan and our results of operations.

Because our common stock is "penny stock," you may have greater difficulty selling your shares. – If and when it becomes eligible for quotation on the OTCQB, we expect that our common stock will be “penny stock” as defined in Rule 3a51-1 of the Securities and Exchange Commission.  Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before making any transaction in a penny stock for the investor's account.  In addition, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in these stocks before selling any penny stock to that investor.  Compliance with these requirements may make it harder for our selling stockholders and other stockholders to resell their shares.

We have no intention to pay dividends on our common stock – For the foreseeable future, we intend to retain future earnings, if any, to finance our operations.  We do not anticipate paying any cash dividends with respect to our common stock.  As a result, investors should not expect to receive dividends on their shares of common stock for a long period of time, if ever.

Our issuance of preferred stock in the future may adversely affect the rights of our common stockholders – The Company’s Articles of Incorporation permit it to issue up to 10 million shares of preferred stock with such rights and preferences as the Board of Directors may designate.  As a result, our Board of Directors may authorize a series of preferred stock that would grant to preferred stockholders preferential rights to our assets upon liquidation; the right to receive dividends before dividends become payable to our common stockholders; the right to redemption of the preferred stock prior to the redemption of our common stock; and super-voting rights to our preferred stockholders.  To the extent that we designate and issue such a class or series of preferred stock, the rights of our common stockholders may be impaired.

RISKS RELATING TO THE OFFERING

Because there has been no independent valuation of our Company, our common stock may be worth less than the offering price – We have determined the Primary Offering price of our common stock without independent valuation of the shares.  Our pricing is highly speculative and arbitrary.  There is no relation between the Primary Offering price and the market value, book value, or any other established criterion of value for our common stock.  The shares may have a value significantly less than the Primary Offering price and the shares may never reach a value equal to or greater than the Primary Offering price.

Because our Primary Offering does not have a minimum required offering amount, we may not raise enough funds to effectively pursue our business plan – Because our Primary Offering lacks a minimum amount of proceeds that must be raised, we may receive proceeds that are sufficient to fund our operations for only a limited period of time.  In such a case, we may be unable to fully implement our business plan, which may have a significant negative effect on our results of operations.

The Selling Stockholders’ sales of our shares may make it more difficult for us to sell shares under the Primary Offering – Investors who are interested in purchasing our shares of common stock may purchase such shares directly from the Selling Stockholders.  Therefore, the existence of the Selling Stockholders’ Secondary Offering makes it less likely that we will sell all of the shares available in the Primary Offering.

GENERAL RISKS

Impact Related to Sarbanes-Oxley Act - Section 404a of SOX requires public companies to include a report of management on the company’s internal controls over financial reporting in their Annual Reports on Form 10-K. Effective with the annual report for fiscal year 2016, we will need to evaluated our internal control systems in order to allow our management to report on our internal controls.

General Economic Conditions - Economic conditions may adversely affect our business, operating results, and financial condition. Management depends on worldwide economic conditions and their impact levels of consumer and government spending. Economic factors that may alter spending could be uncertainty about global economic conditions leading to reduced levels of investment, changes in government spending levels and priorities, the size and availability of government budgets, customers’ and suppliers’ access to credit, consumer confidence and other macroeconomic factors affecting government, industrial or consumer spending behavior.

Political and Economic Conditions - International risks and sales worldwide account for a large market capitalization of the unmanned aerial system’s industry, given the lack of international regulations and governing bodies. A majority of our platforms are internationally developed and may be subject to export restrictions, trade regulations, government control change, labor unions, inadequate intellectual property, taxes and tariffs, and more.

Market Volatility and Unpredictability – The Company’s operations depend on the supply and demand for our products. Fluctuation in spending budgets and markets may cause volatility due to a variety of factors outside the organizational control of UAS. Orders, shipments, volume, new contracts, government funds for procurement, seasonal and quarterly fluctuations, and utilization of capital budgets prior to expiration are some of the unpredictable factors in this market.

Penny Stock Rules

If and when we are successful in obtaining quotations for our common stock on the OTCQB, we expect that our common stock will be considered a “penny stock” and will be subject to the requirements of Rule 15g-9, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  “Penny stock” is generally defined as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock.

The required penny stock disclosures include the required delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market. In addition, various state securities laws impose restrictions on transferring "penny stocks" and as a result, investors in the common stock may have their ability to sell their shares of the common stock impaired.

THE OFFERING

This Prospectus relates to the Company’s sale of 3,000,000 shares of its common stock, par value $0.0001, at a price per share of $1.00.  This offering (the “Primary Offering”) will terminate 90 days after its commencement.  This is the initial public offering of our common stock.  We are offering the Primary Offering shares on a self-underwritten “best efforts” basis directly through our executive officers and directors.  There is no minimum number of shares required to be purchased and, therefore, the total proceeds received by the Company may not be enough for us to fully implement our business plan.  No commission or other compensation related to the sale of the Primary Offering shares will be paid.  For more information, see the headings “Use of Proceeds” and “Plan of Distribution” herein.

In addition, there are 1,100,000 shares of common stock being registered for sale by the Selling Stockholders of the Company (the “Secondary Offering”).  Nine hundred thousand (900,000) of these shares are issuable upon conversion of an 8% Convertible Debenture issued to Alpha Capital Anstalt on April 1, 2015.  The additional 200,000 shares being registered under the Secondary Offering were issued to Greenblock Capital LLC at the Company’s inception in March, 2015, in consideration of a $1,000 cash subscription.  See the heading “Selling Stockholders” herein.

To the extent that any market for our common stock exists on the OTCQB or other suitable quotation medium then exists, the Selling Stockholders will be offering the Secondary Offering shares of common stock at prevailing market prices or at privately negotiated prices.  The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.  No underwriting arrangements have been entered into by any of the Selling Stockholders.   The Selling Stockholders and any intermediaries through whom such securities are sold may be deemed to be “underwriters” within the meaning of the Securities Act with respect to the securities offered, and any profits realized or commissions received may be deemed “underwriting compensation.”

USE OF PROCEEDS

Assuming the sale of all 3,000,000 shares in the Primary Offering, we estimate that net proceeds will be $2,950,000 after deducting estimated registration expenses of $50,000.  We expect that the net proceeds of the Primary Offering will be used for expenses relating to our application for quotation of our common stock on the OTCQB as well as working capital.  In the event that we sell less than the maximum number of shares under the Primary Offering, our first priority will be to pay the expenses of registering our common stock and becoming a publicly traded company.  The following table summarizes our anticipated use of the net proceeds of the Primary Offering depending on whether we sell 100%, 75%, 50% or 25% of the shares being offered in the Primary Offering:

100%

75%

50%

25%

Of Public Offering Shares Sold

Fees associated with application

for OTCQB symbol

$20,000

$20,000

$20,000

$20,000

Working Capital

$2,930,000

$2,180,000

$1,430,000

$680,000

Total Use of Net Proceeds

$2,950,000

$2,200,000

$1,450,000

$700,000

We will not receive any part of the proceeds from sale of the common stock by the Selling Stockholders in the Secondary Offering.

We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this Prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel, consultants and accountants.

DETERMINATION OF OFFERING PRICE AND DILUTION

In determining the Primary Offering price of our shares of common stock, we considered several factors, including:

•

Our start-up status;

•

Prevailing market conditions, including the history and prospects for the industry in which we compete;

•

Our future prospects; and

•

Our capital structure.

The Primary Offering prince does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in any market that may develop for our common stock.  We can provide no assurance that any public market for our common stock will develop or continue or that our common stock will ever trade at a price equal to or greater than the Primary Offering price.  Such offering price has no relationship to any criteria of value such as book value or earnings per share.  Because we have no significant operating history, the price of our common stock is not based on past earnings; nor is it indicative of the market value of our assets.  No valuation or appraisal has been prepared for our business.  Our common stock is not presently traded on any market or securities exchange and we have not applied for listing or quotation on any public market.  We can not assure you that any public market for our common stock will ever develop or continue or that our common stock will ever trade at a price equal to or greater than the offering price in this offering.

We will not receive any money from the Selling Stockholders when they sell their shares of common stock.  The Selling Stockholders may sell all or any part of their shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of our common stock at the time of negotiation.

If you invest in our common stock, you will experience immediate and substantial dilution to the extent of the difference between the price per share that you pay for our shares and the pro forma net tangible book value of our shares immediately after the offering.  Dilution is the difference between the price paid for the shares and our net tangible book value.  The net tangible book value of our common stock on March 31, 2015, was ($7,473), or ($0.007) per share, based upon 1,100,000 outstanding shares.  Net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets and dividing the remainder by the number of shares of common stock outstanding.  These computations do not include the estimated expenses of this offering of approximately $50,000.  The offer and sale by the Selling Stockholders of shares issuable upon conversion of the Debenture will not affect the net tangible book value of our common stock, excluding computations taking into account the issuance of the shares underlying the Debenture and any reduction in our outstanding debt in connection with the conversion of the Debenture.

The following table illustrates dilution to investors on an approximate dollar per share basis, depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in the Primary Offering:

100%

75%

50%

25%

Of Public Offering Shares Sold

Offering price per share

$1.00

$1.00

$1.00

$1.00

Net tangible book value per

share before offering

$(0.007)

$(0.007)

$(0.007)

$(0.007)

Increase per share attributable

to investors

$0.725

$0.661

$0.562

$0.381

Pro forma net tangible book value

per share after offering

$0.718

$0.654

$0.555

$0.374

Dilution per share to investors

$0.282

$0.346

$0.445

$0.626

We cannot assure you that any public market for our common stock will equal or exceed the sales prices of the shares of common stock that our Selling Stockholders sell.  Purchasers of our shares face the risk that their shares will not be worth what they paid for them.

SELLING STOCKHOLDERS

On April 1, 2015, we closed a Securities Purchase Agreement by which Alpha Capital Anstalt (“Alpha Capital” or the “Holder”) purchased the Debenture, having a total principal amount of $300,000.  The Debenture has a maturity date of April 1, 2017, and bears an annual interest rate of eight percent.  Interest is payable quarterly on January 1, April 1, July 1 and October 1 in cash.

All overdue accrued and unpaid interest to be paid under the Debenture shall entail a late fee at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, which shall accrue daily from the date such interest is due through and including the date of actual payment in full.  At any time after the original issue date until the Debenture is no longer outstanding, the Debenture is convertible into shares of the Company’s common stock at the Holder’s election at a price of $0.33 per share, subject to adjustment as a result of stock dividends, stock splits and the like. The Company shall not effect any conversion of the Debenture, and the Holder will not have the right to convert any portion thereof, to the extent that such conversion would result in the Holder owning more than 4.99% of the number of shares of common stock outstanding immediately after such conversion (the “Debenture Beneficial Ownership Limitation”).  Upon no less than 61 days’ notice to the Company, the Holder may increase or decrease the Debenture Beneficial Ownership Limitation, provided that it may in no event exceed 9.99%.

Upon the occurrence of any “Event of Default” as defined in Section 8(a) of the Debenture, the outstanding principal and accrued interest thereon shall become immediately due and payable at the Holder’s election in the “Mandatory Default Amount” as defined in the Debenture.  “Events of Default” include, but are not limited to, any default in the timely payment of principal or interest on the Debenture; the breach of any Debenture covenant that is not cured within the applicable cure period; and the failure to timely deliver stock certificates to the Holder upon any Debenture conversion. The Company’s failure to obtain listing or quotation for trading of its common stock on an applicable trading market by October 13, 2015, shall also constitute an Event of Default

If the Company, at any time while the Debenture is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of common stock on shares of common stock or any common stock equivalents; (ii) subdivides outstanding shares of common stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of its common stock, any shares of its capital stock, then the conversion price of the Debenture shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of common stock outstanding immediately after such event.

In connection with the Securities Purchase Agreement, the Company agreed to make a primary offering of Common Stock on an effective registration statement on Form S-1 under the Securities Act on or before July 15, 2015.  The expenses of such registration shall be borne by the Company.  We are also obligated to register our shares of common stock under Section 12(g) of the Exchange Act by July 15, 2015, and our failure to achieve effectiveness of such registration by July 31, 2015, will constitute an Event of Default under the terms of the Debenture.

Under the terms of the Securities Purchase Agreement, at the closing thereof, we reimbursed the Holder in the amount of $12,500 for its legal fees and expenses associated therewith.

The following table shows the following information about the Selling Stockholders:

•

the number of shares of our common stock that each Selling Stockholder beneficially owned as of the  business day immediately prior to the filing of our registration statement;

        •

the number of shares covered by this Prospectus; and

        •

the number of shares to be retained after this offering, if any.

All figures in this table assume the issuance of all shares currently issuable upon conversion of the Debenture.

	Common Stock
Name of Selling Stockholder(1)	Number and Percentage of Outstanding Shares Owned Prior to the Offering	Number of Shares Registered in the Offering		Number and Percentage of Outstanding Shares Beneficially Owned after the Offering

Alpha Capital Anstalt (2,3)	-	900,000	(4)	-
GreenBlock Capital (2,5)	500,000 – 45% (6)	200,000		300,000 – 27% (6)

(1)

We assume no purchase in this offering by the selling stockholders of any shares of our common stock.  The figures contained herein do not include shares underlying warrants or convertible securities other than the shares of common stock issuable upon conversion of the Debenture.

(2)

No director, advisory director, executive officer or any associate of any director, advisory director or executive officer has any interest, direct or indirect, by security holdings or otherwise, in any of these corporate Selling Stockholders, other than Christopher M. Nelson, our director, who is Managing Director of GreenBlock Capital; however, Mr. Nelson has no ownership interest in or executive control over that Selling Shareholder.

    (3)

Konrad Ackermann has discretionary authority to vote and dispose of the shares held by Alpha Capital.

(4)

This figure represents the number of shares issuable upon full conversion of the $300,000 principal amount of the Debenture at a conversion price of $0.33 per share.  Under the terms of the Debenture, Alpha Capital may not convert any portion of the Debenture if such conversion would result in its being the beneficial owner of more than 4.99% of UAS’s outstanding shares of common stock.  This figure may be increased to 9.99% at Alpha Capital’s discretion.

    (5)

Christopher Spencer has discretionary authority to vote and dispose of the shares held by GreenBlock Capital.

    (6)

These percentages do not take into account any shares that may be issued to Alpha Capital upon full or             partial conversion of the Debenture.

PLAN OF DISTRIBUTION

The Primary Offering will be sold in a “direct public offering” through our directors and executive officers, who may be considered underwriters as that term is defined in Section 2(a)(11) of the Securities Act.  Our directors and executive officers will not receive any commission in connection with the sale of the shares.  They intend to sell the Primary Offering shares to pre-existing business contacts.

Our directors and executive officers will be relying on, and complying with, Rule 3a4-1(a)(4)(ii) of the Exchange Act as a “safe harbor” from registration as a broker-dealer in connection with the offer and sale of the Primary Offering shares.  In order to rely on such “safe harbor” provisions, each must be in compliance with all of the following requirements;

•

He must not be subject to a statutory disqualification;

•

He must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;

•

He must not be an associated person of a broker-dealer;

•

He must primarily perform, or be intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; and

•

He must perform substantial duties for the Company after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 months.

Our directors and executive officers will comply with the guidelines enumerated in Rule 3a4-1(a)(4)(ii).  Neither any director or executive officer nor any of his affiliates will be purchasing shares in the offering.

You may purchase shares by completing and manually executing a Subscription Agreement and delivering it to our office with your payment in full for all shares that you wish to purchase.  A copy of the form of Subscription Agreement is attached as an exhibit to the registration statement of which this Prospectus is a part.  Your subscription will not become effective until accepted by the Company and approved by our counsel.  Acceptance will be based upon our confirmation that you have purchased the shares in a state that provides for an exemption from registration.  Our subscription process is as follows:

•

The Company delivers the Prospectus, with Subscription Agreement, to each offeree;

•

The Subscription Agreement is completed by the offeree and submitted with check back to the Company;

•

Each subscription is reviewed by Company counsel to confirm completion of the Subscription Agreement and the availability of a registration exemption in the state of residence of the offeree;

•

Once approved by Company counsel, the subscription is accepted by the Company and the funds are deposited into the Company bank account within four business days of acceptance;

•

Subscriptions that are not accepted are returned with all funds sent with such subscriptions within three business days of such rejection, without interest or deduction of any kind.

Funds will be deposited into the Company’s checking account at Bank of America.

The Selling Stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market on which the Company’s common stock is listed or quoted or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

settlement of short sales;

•

in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

a combination of any such methods of sale; or

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this Prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The Selling Stockholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

Because the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Stockholders or any other person.  We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There is no guarantee that any Selling Stockholder will sell any of our common stock.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 110,000,000 shares, all of which have a par value of one-tenth of one mill ($0.0001) per share.  Of the total shares, 100,000,000 are designated as common stock, and 10,000,000 are designated as preferred stock.  As of the date hereof, we have 1,100,000 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offering will when issued be fully paid and non-assessable.

Preferred Stock

Our Board of Directors also has the authority to designate the rights and preferences, including but not limited to the voting rights, redemption rights, conversion rights and right to payment of dividends, of our preferred stock.  The Board of Directors has not designated any such rights or preferences, or designated any series of our preferred stock, and we are not registering any shares of our preferred stock in the registration statement of which this Prospectus is a part.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The December 31, 2014 financial statements included in this Prospectus and in the registration statement of which it is a part have been audited by David Brooks and Associates CPA's, P.A., independent registered public accounting firm, to the extent and for the periods set forth in their report, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

No expert named in the registration statement of which this Prospectus is a part as having prepared or certified any part thereof (or who is named as having prepared or certified a report or valuation for use in connection with the registration statement) or counsel for the registrant named in this Prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter, had or is to receive in connection with the offering a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee.

DESCRIPTION OF BUSINESS

Organizational History

The Company is a developer and manufacturer of Unmanned Aerial Systems, with the goal of providing a superior Quadrotor aerial platform at an affordable price point in the commercial aviation sector. A Quadrotor is a multirotor unmanned aircraft with four rotors. The Quadrotor’s lift is generated from the rotors which propel the vehicle vertically. The aircraft itself is controlled by an electronic remote controlled operating system which is enabled by the pilot on the ground.

UAS’s Quadrotor, known as “Boomerang”, has two sets of winged propellers that operate clockwise and counter-clockwise in order to mobilize and stabilize in flight. The Boomerang’s motion is changed through speed and altitude by the altering of propeller rotation, which inevitably affects the weight, lift and torque of the vehicle. The four rotors of the Boomerang have the same design and diameter, which allow the Boomerang to minimize kinetic energy when airborne. Onboard, the Boomerang has sensors and GPS, which help the pilot stabilize the aircraft on takeoff, flight and landing.

The CEO of UAS, Chad Swan, is a retired US Marine and formerly served as the head of the UAV Pioneer Program for the US Navy. Our Vice President, David Sweeney, is also a retired US Marine who has spent his entire military and professional career in the Unmanned Vehicle sector. Swan and Sweeney are considered to be expert pilots, developers and programmers of the aircraft systems for Unmanned Aerial Vehicles. Both have track records of networks and knowledge of UAV innovations and technological advances for military and commercial uses.

The evolution and development of the Boomerang has taken place over the course of years of initial research, physical R&D, and software and hardware innovations. The Boomerang’s operating characteristics have been a focal point of this effort, with the goal of providing a superior Quadrotor for implementation within a majority of facets in Law Enforcement and Public Safety markets. The Boomerang offers up to 45 minutes of flight time, GPS navigation and integrated video/surveillance via GoPro 4 Hero, in an emerging market that has a high demand for a dependable and fortified infrastructure, with easy and efficient operations.

Our Products and Services

The Boomerang has been developed to serve as a tool for efficient surveillance and reconnaissance for government bodies and agencies across the United States. The Law Enforcement sector itself is an industry constantly looking to implement innovative practices to save time and serve their citizens to the fullest extent. We believe that the Boomerang will provide a swift and convenient aid to search and rescue missions, crime scene investigations, public safety, monitoring traffic for emergency responders, and other similar activities.

The production and manufacturing of the Boomerang takes place in Louisiana.  The makeup and design of the Boomerang consists of a platform, system and controller, and a multi-use case.

The Boomerang platform consists of a TBS Discovery Frame, Carbon Fiber Booms, LED Lighting, 3 DR Pixhawk Autopilot, Dual GPS Systems, 3DR 915 mAh Telemetry Radio, 14.8V Li-Po 10,900 mAh battery and Tiger motors. The TBS Discover Frame is a durable and crash resistant multirotor frame, which essentially is the base of this dynamic product, for FPV flight and implementing video/data link. The Carbon Fiber Booms are the 4 light weight “wings” and are more durable than plastic, in this Quadrotor platform.  The aircraft lighting is LED, which assists with the functionalities of navigation, taxiing, recognition, landing, surveillance and more. The 3 DR Pixhawk Autopilot system is an open-hardware technology that links with the Boomerang’s remote control to provide real-time flight operations, with sensors and the LED Lighting. The Dual GPS is integrated with a receiver to deliver navigational accuracy to the centimeter, which helps the aircraft avoid obstacles like walls, cell towers, structures, trees, etc. The 3DR 915 mAh Telemetry Radio provides an open source, long range, and light weight radio frequency system configured for the Boomerang’s communication support.  The Boomerang is powered by the 14.8V Li-Po 10,900 mAh Battery, which is light weight and has what we believe to be higher energy density than any other rechargeable battery, with longer storage life. Finally, Tiger motors provide the propulsion system with its T-motor and 4 propellers.

The Boomerang system and controller includes a DX-7 Spektrum Radio, GoPro Hero 4 Camera, Brushless Motor Camera Gimbal, 1.2/1.3 GHz Video Tx/Rx and Nextbook Android Tablet. From our experience, the DX-7 Spektrum Radio processes signals faster than any other high-end PCM system, while maintaining a high level of frequency without interference from commercial broadcast towers, or another RC system. The GoPro Hero 4 Camera is a versatile application that captures high resolution image quality at 4k30 and 2.7k60 and a high frame rate of 1080p120 for videos. The Brushless Motor Camera Gimbal is a high performance stabilized aerial system and motor that can handle the content of the GoPro4 Hero camera, and is ideal for multi-axel aircrafts. The 1.2/1.3 GHz Video Tx/Rx is the long range transmitter and receiver system for video and data. The Nextbook Android Tablet is the control operating system for the Boomerang and its flight applications.

The Boomerang multi-use case and kit comes with Hitec X4 AC/DC Charger, Extra Flight Pack Battery, Extra Set of Carbon T-Props and a 12.1” LCD FPV Monitor. The IM3220 Pelican Case is not only to store the Boomerang, but is a mobile workstation as well. The Hitec X4 AC/DC Charger is a high-end portable charger for all micro flying capabilities, with AC Inputs of 100-240 volts and DC Inputs of 11-15 volts. The Extra Flight Battery is included in case of any issues pertaining to the Boomerang’s 14.8V Li-Po 10,900 mAh battery. The Extra Carbon T-Props are included so that if any propellers on the Boomerang are underperforming, they can be switched out. The 12.1” LCD FPV Monitor is customized in the multi-use case, with a high resolution LCD screen for video feed and surveillance without static interference.

Consumer Products and Services

UAV Market Overview

According to UAV Market Research, the U.S. Military, which is the largest buyer of UAV’s in the world, is expected to generate more than $86.5 Billion in UAV purchases between 2013 and 2018. UAV manufacturing and development has essentially gone from a lab-testing concept to a battle-tested technology that we see in the news on a frequent basis. UAV’s have proven their value in operations internationally and are considered an essential component to U.S. military and the Department of Defense.

Market Research Media analysts have found that there is a widening gap between growing UAV fleet and UAV infrastructure development, especially in such sectors as training; service, support and maintenance; and data management. This gap creates a number of market opportunities for UAV vendors, both large defense contractors and small technology companies.

Military procurement of Unmanned Aerial Systems, including unmanned aircrafts and payloads, makes the Department of Defense the single largest consumer of UAV technology in the world. We predict that the U.S. Government will continue to invest in UAS as much as needed to keep its dominance, both technological and pure force factor, in the next decades. UAV Market Research. http://www.uavmarketresearch.com/. 17 February 2015.

Given the growth and demand in this market, one can project that UAV’s will be a universal tool for government bodies and agencies, particularly focused in Law Enforcement. Police agencies have spent hundreds of millions of dollars to buy firearms, armored cars and electronic surveillance gear, according to the annual reports submitted by local and state agencies to the Justice Department’s Equitable Sharing Program. Police and law enforcement agencies purchase an expensive mix of high-tech military products and gear, in particular electronic surveillance equipment, not only because of the technological innovations, but it helps in the efforts to promote public and citizen confidence by remaining adaptive to new practices of upholding the law and protecting the public well-being.

The Quadrotor is a product which is constantly changing in an innovative and technology savvy market. As the technology continues to improve, we expect that the costs associated with the manufacturing of the UAV will decrease. With the variety of models and uses for these aircrafts, the biggest variables in the industry are directly correlated to the applications and sensors on the UAV payload. Our competitor DJI is the one of the biggest players in the Quadrotor industry. Its mid-high market UAV platforms appeal to the majority of hobbyist and recreational demographics because their aircrafts come with a ready-to-fly video and customer support.

On the other hand, the Boomerang is a high market UAV product which enables multiple state of the art applications, dual GPS, a GoPro Hero 4 and what we believe to be the longest flight time in the industry - up to 45 minutes. As a result, we believe Law Enforcement agencies will be able to deploy the Boomerang for longer periods of time, unlike DJI and other competition average flight times. The Boomerang weighs 6 lbs. and has a payload capacity up to 355 grams.

Competitive Analysis

Though the Quadrotor market is still heavily recreational, the shift over to the commercial market appears to be inevitable. The market leaders in UAV manufacturing are mostly international and are located in tech hubs. Asia has the most UAV manufacturers currently in operation. Chinese manufacturer DJI is the market leader in the mid to high end platform, followed by French based Parrot with a mid-market platform, and several companies like XAircraft American based in the United States, with low to mid-market platforms.

DJI Technologies, which is based in Shenzhen, China is the most established Quadrotor manufacturer in the industry. As a company that thrives on innovative products, DJI has made high-end professional imagery creation one of its company goals for future success. The company benefits greatly from being in its location in Shenzhen, a Chinese “Silicon Valley”, where it has direct access to suppliers, raw materials, and creative talent. DJI’s products include the Phantom, Phantom 2 and DJI Inspire, which are all marketed to recreational and professional pilots. The DJI platforms do not come with cameras, but according to industry studies, DJI Quadrotors are the easiest product to use and DJI  has a highly respected customer service support system.

Parrot, a Paris, France based organization, is a leader in manufacturing and development of international consumer technology products, particularly in the smartphone industry. Having been a European market leader in wireless and hands-free communications systems, mobile connectivity and multimedia, Parrot has vertically integrated into one of the main players in the Unmanned Aerial Systems industry. Parrot’s products, AR Drone 2.0 and Bebop Drone are very popular and unique in that they have a built-in video system, Wi-Fi, smartphone and gaming features with their standard applications. Parrot is taking advantage of its targeted demographic in wireless devices and applying its Quadrotor in the recreational/hobbyist market with an aesthetically pleasing product.

XAircraft America, a South Carolina, U.S. based company, is a manufacturer of low-mid end market Quadrotors and drones. In the United States, small boutique manufacturers and developers are saturating the recreational/hobbyist market given the low barriers to entry and lack of regulatory policies. XAircraft America’s product is a ready-to-fly Quadrotor with integrated FPV capabilities and a DIY kit. Their X650 Pro model has one of the best high quality video applications in the market, however the cost of the product is high for a low-mid end market platform.

Analysts predict that many of the high-end, middle and low-end manufacturers in the recreational and hobbyist market will soon shift towards commercial applications, given the success of international companies implementing drones for business practices. The US market sales are predicted to surpass $100M in the recreational/hobbyist market alone, according to the Consumer Electronics Association, up from $69M in 2014. Although the FAA has not approved the use of UAV’s for commercial applications, a majority of the UAV manufacturers in the recreational/hobbyist market are positioning their brands in preparation of regulations set forth by the FAA.

Growth Strategies

The Marketing and Sales platforms for the Boomerang will be executed primarily through an e-commerce website and UAV expositions, where potential consumers can witness first hand demonstrations showing the capabilities of the Boomerang. The website offers a dynamic view of the Boomerang’s photo, video and data collection applications and capabilities. There is also contact information, along with updates as to when a live demonstration will be taking place for potential consumers in a variety of locations. The Boomerang sales force, which will be conducted by trained UAV professionals and staff, will be responsible for presenting and demonstrating the Boomerang to the targeted audiences across the country, especially in the Law Enforcement and Security sector.

Employees

As of March 31, 2015, UAS had a total of 2 employees, one of whom is full-time.

Property

Our headquarters are located at 420 Royal Palm Way, Suite 100, Palm Beach, Florida 33480.  UAS currently utilizes another facility without rent located 514 Eight Mile Loop, Natchitoches, LA 71457.  This serves as the corporate research and development and sales office.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future. We are also unaware of any proceedings in which any of our directors, officers, or affiliates, or any registered or beneficial holder of more than 5% of our voting securities, or any associate of such persons, is an adverse party or has a material interest adverse to our Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. In addition, for so long as any portion of the Debenture is outstanding, the payment of any cash dividend will require the prior written consent of the Debenture Holder.  The Debenture Holder is also entitled to participate in any such dividend to the same extent that it would have participated therein if it had held the number of shares of our common stock that are issuable upon full conversion of the Debenture.  Other than such restrictions, the payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant.

Absence of Public Market

While not currently a reporting company, UAS will become a Section 15(d) reporting company upon effectiveness of the registration statement of which this Prospectus is a part.  Under the terms of the Securities Purchase Agreement with the Debenture Holder, we are obligated to promptly register our common stock under Section 12(g) of the Exchange Act.  We believe that such registration and associated reporting status will permit UAS to qualify its shares for quotation on the OTCQB or other secondary markets for which UAS’s common shares may then qualify.  (See “Risk Factors”).  UAS intends to apply for quotations of its common stock on the OTCQB.  Our failure to achieve listing or trading eligibility within 90 days of the date of our Section 12(g) registration would be an Event of Default under the terms of the Debenture.  We cannot assure you when or if we will be successful in this regard or that any established public market will develop for UAS’s shares.

Holders

As of May 18, 2015, there were 3 shareholders of record of our common stock based upon the shareholder list provided by our transfer agent. Our transfer agent, Interwest Transfer Company Inc., is located at 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, and its telephone number is (801) 272-9294.

SELECTED FINANCIAL DATA

Not Applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis of our results of operations and financial condition since the Company’s inception should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Prospectus. All statements, other than statements of historical facts, included in this report are forward-looking statements. When used in this report, the words “may,” “will,” “should,” “would,” “anticipate,” “estimate,” “possible,” “expect,” “plan,” “project,” “continuing,” “ongoing,” “could,” “believe,” “predict,” “potential,” “intend,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, availability of additional equity or debt financing, changes in sales or industry trends, competition, retention of senior management and other key personnel, availability of materials or components, ability to make continued product innovations, casualty or work stoppages at our facilities, adverse results of lawsuits against us and currency exchange rates. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Readers of this report are cautioned not to place undue reliance on these forward-looking statements, as there can be no assurance that these forward-looking statements will prove to be accurate and speak only as of the date hereof. Management undertakes no obligation to publicly release any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This cautionary statement is applicable to all forward-looking statements contained in this report.

Overview of Business

UAS is a developer and manufacturer of Unmanned Aerial Systems, with the goal of providing a superior Quadrotor at an affordable price point in the commercial aviation sector.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include, but are not limited to: collectability of receivables, recoverability of long-lived assets, realizability of inventories, warranty accruals, valuation of share-based transactions, valuation of derivative liabilities and valuation of deferred tax assets. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

See Note 2 in the accompanying financial statements for a listing of our critical accounting policies.

Revenue Recognition

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, 985 Software — Revenue Recognition and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and 104.

The Company sells unmanned aerial systems (drones).  The sale of drones are recongnized upon shipment of the product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable.

Accounts Receivable

We evaluate the creditworthiness of our customers based on their financial information, if available, as well as information obtained from suppliers and past experiences with customers.  In some instances, we require new customers to make prepayments.  Accounts receivable consist of trade receivables arising in the normal course of business. Any allowance established is subject to judgment and estimates made by management.  The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Going Concern

Our financial statements have been prepared assuming that the Company will continue as a going concern. The Company has net losses for the period from inception (August 22, 2014) to March 31, 2015, of $23,438. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Management is planning to raise additional funds through debt or equity offerings. There is no guarantee that the Company will be successful in these efforts.

RESULTS OF OPERATIONS

For the period from August 22, 2014 (inception) to December 31, 2014:

Unlimited Aerial Systems, LLP (UASLLP), was formed on August 22, 2014.  During the period from inception to December 31, 2014, UASLLP incurred $147 expense for the formation of the company and offices supplies.  Also during this period, UASLLP purchase $231 of raw materials.

Cash Flows

For the period from August 22, 2014 (inception) to December 31, 2014:

A partner of UASLLP advance $378 to the company to commence operations.

Results of Operations

For the three months ended March 31, 2015:

During the three months ended March 31, 2015, UAS Drone Corp. (the “Company”) incurred $23,291 of expense.  The expenses incurred were for the production of 5 drones, related research and development, web design costs, office supplies and travel expenses for presentation of the drones to prospective customers.

UAS was formed on February 4, 2015 and completed an Asset Purchase Agreement on March 31, 2015, whereby it purchased all the assets and certain liabilities of Unlimited Aerial Systems, LLP (“UAS LLP”).  In consideration of the sale, transfer, conveyance and assignment of assets, the Company assumed approximately $43,558 in liabilities and transfered 600,000 “unregistered” and “restricted” shares of its common stock to the principals of UAS LLP, who, collectively, owned approximately 55% of the Company’s issued and outstanding shares at the time of closing.

Liquidity and Capital Resources

On April 1, 2015, we closed a Subscription Agreement by which Alpha Capital purchased the Debenture, which has a total principal amount of $300,000, is convertible into shares of our common stock at a price of $0.33 per share, and has a maturity date of April 1, 2017.

The Debenture bears interest at the rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 in cash.

Cash Flows

For the three months ended March 31, 2015:

Net cash used in operating activities for the three months ended March 31, 2015 was $43,180.  This operating activities were for the production of the drone and presentation to prospective clients.

Net cash provided by financing activities for the three months ended March 31, 2014 was $43,180.  This was primarily from a note payable from and advance from a shareholder as well as an advance from an officer of the Company.

Contractual Obligations

Not applicable to smaller reporting companies.

Off-Balance Sheet Arrangements

We have an operating lease for our facility, but otherwise do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, or capital resources.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable to smaller reporting companies.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following table sets forth the names and ages of all of our directors and executive officers as of May 18, 2015. Also provided below is a brief description of the business experience during the past five years of each director, executive officer and significant employee during the past five years, an indication of directorships currently held, or held at any time since January 1, 2010, by each director in other companies subject to the reporting requirements under the Federal securities laws, and certain other information and attributes that our nominating committee determined qualify our directors to service in such capacity. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Name	Age	Positions Held:
Christopher M. Nelson	45	Director
Chad Swan	54	Chief Executive Officer
David Sweeney	41	Vice President, Operations

Biographical Information

Chad Swan was the President and CEO of Unlimited Aerial Systems, Creative Development Solutions, Inc. and founder of the UAV Consulting Group.   Mr. Swan is a retired US Marine Corps Officer and AH-1W Attack Pilot. He served in many command positions, including operational and strategic leadership for USN and USMC UAV units.  Mr. Swan holds a Rotary & Fixed Wing, Commercial and Certified Flight Instructor (I) rating and has passed the written examination for his Part 121 ATP.

Mr. Swan is an entrepreneur and leading subject matter expert in the use of UAS in commercial and civil applications who regularly consults with universities, major corporations and government agencies in the use of UAS technology.  He is Vice President of the Emerald Coast Chapter of AUVSI (the world’s largest industry trade group for Unmanned Vehicles).  Mr. Swan holds an AAS in Robotics/Automation; a BS in Management Science; an MS in Business Administration and Management. He has also completed graduate studies at the University of Iowa, Tippie School of Business, St. Ambrose University H.L. McLaughlin School of Business and received a graduate level certificate in Military Studies from USMC Command and Staff College. He is a PhD Candidate at the Embry Riddle Aeronautical University.

Christopher M. Nelson is Managing Director of GreenBlock Capital, a Palm Beach, Florida based boutique merchant bank focused on assisting sub-$200mm private and public companies increase their shareholder value through strategic financings, mergers & acquisitions, and other fundamental catalyst events.

Mr. Nelson also serves as Chairman and CEO of Q2Power Corp., a renewable energy company in the waste-heat-to-power sector, which is a GBC portfolio company. Through GBC, Mr. Nelson successfully spun-off the WHE GEN patented technology from its parent company and completed two rounds of funding amounting to over $2.0 million.

Between 2010 and July 2014, Mr. Nelson served as General Counsel of Cyclone Power Technologies, a micro-cap public company in the clean-tech space.  Mr. Nelson served as the primary link between the engineering elements of Cyclone and its investors and customers, raising over $9 million in funding for that company, completing one key acquisition valued at $2 million, and generating over $4 million in revenue from development contracts with private and government entities including the U.S. Army.

Mr. Nelson has practiced law in Florida for over 19 years and has served in a general corporate counsel role for many start-up, early stage and established businesses seeking financing, acquisitions and general growth management counseling. Between 2000 and 2010 as a solo practitioner, Mr. Nelson raised over $20 million for his clients, directly closed over 15 acquisitions, and worked side-by-side with the executive management of these and other company/clients in forming and executing their business plans and growth strategies.

Between 1997 and 2000, Mr. Nelson was an associate with the international law firm Greenberg Traurig PA, and between 1995 and 1997 an associate with Akerman Senterfitt PA, both in Miami, Florida, and both in their corporate, M&A and securities practice divisions. At these law firms he represented companies such as AutoNation, Republic Industries and Wackenhut. During this time, Mr. Nelson worked on over $500 million in IPO’s and other public financings, as well as leading or participating in over 50 mergers and acquisitions.  Mr. Nelson received his BA from Princeton University and JD from University of Miami School of Law.

David Sweeney, VP of Operations, began his military career as a United States Marine on August 3rd, 1992. In 1995, Mr. Sweeney was recruited to fill a position as a Pioneer UAS External Pilot. He continued this path leading him to become one of the most skilled and sought after External Pilots in his field.  During his military career he served both CONUS and OCONUS in the Iraq and Afghanistan theaters of operation.  Throughout this period, Mr. Sweeney held the following qualifications: RQ-7B Shadow UAS Air Vehicle Operator Instructor, RQ-4 Scan Eagle Mission Commander, Class 3 FAA Medical Operator and TS/SCI Clearance.

During his career, Mr. Sweeney accrued 5,259 hours of MISHAP free flight time as an External/Internal Pilot.  After 21 years of faithful service, he retired a Master Sergeant of Marines. After retiring, Mr. Sweeney was hired by Raytheon and received 7 months of training to become qualified to fly and instruct the Gray Eagle UAS.  During his time at Raytheon, he achieved the following qualifications: completed 339 hours of Instruction in the Army UAS Operator Common Core Course (102-15W10 PH1) Class 13-027 and the U.S. Department of Transportation FAA Private Ground School, Gray Eagle UAS Operator with 22 flight hours.

Mr. Sweeney is a competent builder, maintainer, programmer and a highly skilled and talented UAS pilot.  He not only tests every system but also is solely responsible for the design and engineering of all Boomerang Systems.

Family Relationships

There are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

 During the past ten years, none of our present or former directors, executive officers or persons nominated to become directors or executive officers:

(1) A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any Federal or State securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

The following summary compensation table indicates the cash and non-cash compensation earned since inception by (i) our Chief Executive Officer (principal executive officer) and (ii) our most highly compensated executive officers other than our CEO who were serving as executive officers at the end of our last completed fiscal year. The persons listed in the summary compensation table below are referred to in this report as our “Named Executive Officers.”

Executive Compensation — Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Chad Swan	2014	-	-	-	-	-	-
Chief Executive Officer		-	-	-	-	-	-

The amounts shown in this column represent the dollar amount recognized for financial statement reporting purposes with respect to stock options granted, as determined pursuant to the accounting standards.

Employment Agreements

At the closing of our Asset Purchase Agreement with UAS LLP, we entered into Employment Agreements with Messrs. Swan and Sweeney.  Mr. Swan agreed that during the first six months of his employment he would not receive any salary and that salary after the initial six month period would be negotiated in good faith by the Company and Mr. Swan.  As of the date hereof, we have not negotiated the terms of such compensation.  Mr. Swan’s Employment Agreement also provided for the Company’s reimbursement of Mr. Swan for expenses that he had advanced on the Company’s behalf, and $20,000 of the proceeds from the Alpha Capital Debenture funding were used for that purpose.  Mr. Swan’s Employment Agreement also makes him eligible for sales incentives, stock options and compensation bonuses as established by the Company’s Board of Directors from time to time.  As of the date hereof, our Board of Directors has not awarded any such compensation.

Mr. Sweeney’s Employment Agreement provides for a salary of $6,000 per month for the first six months of his employment and is subject to renegotiation after the first six months.  As of the date hereof, we have not negotiated the terms of Mr. Sweeney’s compensation beyond the initial six month term.  His Employment Agreement also provides for reimbursement of $20,000 in Company expenses advanced by Mr.  Sweeney, and $20,000 of the proceeds from the Alpha Capital Debenture were used for that purpose.  Mr. Sweeney’s Employment Agreement further provides for:  (i) a one-time $10,000 cash bonus for sales of the first five UAV units at a price of no less than $12,999; (ii) a one-time $10,000 cash bonus upon sales of 10 UAV systems; and (iii) stock options in an amount to be determined by the Company’s Board of Directors for meeting sales goals by July 1, 2015.  As of the date hereof, the amount and terms of such stock options have not been determined.

Other than such arrangements described above, we have no other formal employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the amount of our executive officers’ equity-based compensation outstanding at May 18, 2015:

Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price ($)	Option Expiration Dated	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market of Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Chad Swan	--	--	--	--	--	--	--	--
David Sweeney	--	--	--	--	--	--	--	--

Director Compensation

The Company has not paid any director fees to date.  The Board will determine the compensation for our non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

As of May 18, 2015, one of our directors, Christopher Nelson was an independent director as that term is defined under Securities Exchange Commission guidelines.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 18, 2015 regarding the beneficial ownership of our common stock, for:

•

each person (or group of affiliated persons) who, insofar as we have been able to ascertain, beneficially owned more than 5% of the outstanding shares of our common stock;

•

each director;

•

each named executive; and

•

all directors and executive officers as a group.

We relied on information received from each stockholder as to beneficial ownership.  As of May 18, 2015 there were 1,100,000 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
5% Stockholders:
Chad Swan, Chief Executive Officer	500,000	45.5%
Green Block Capital, LLC (3)	500,000	45.5%
David Sweeney, Vice President Operations	100,000	9.0%

Directors:
Christopher M. Nelson (3)	-0-	-0-

Executive Officers:
[See “5% Stockholders” above]
All directors and executive officers as a group (3 Persons)	1,100,000	100.0%
(1)	The address of each director and officer is c/o UAS Drone Corp, 420 Royal Palm Way, Ste 100, Palm Beach, Florida, 33480.
(2)

The persons named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within sixty (60) days from May 18, 2015, and the total outstanding shares used to calculate each beneficial owner’s percentage includes such shares, although such shares are not taken into account in the calculations of the total number of shares or percentage of outstanding shares. Beneficial ownership as reported does not include shares subject to option or conversion that are not exercisable within 60 days of May18, 2015.

(3)	Christopher M. Nelson is the Managing Director of Green Block Capital, LLC. However, Mr. Nelson has no ownership interest in or executive control over Green Block Capital, LLC.

RELATED PARTY TRANSACTIONS

While the Company has not adopted a written Related Party Transaction Policy for the review, approval and ratification of transactions involving the “related parties”, related parties are deemed to be directors and nominees for director, executive officers and immediate family members of the foregoing, as well as security holders known to beneficially own more than five percent of our common stock. The policy covers any transaction, arrangement or relationship, or series of transactions, arrangements or relationships, in which the Company was, is or will be a participant and the amount exceeds $10,000, and in which a related party has any direct or indirect interest.  The policy is administered by the appropriate Board acting as a committee of the whole.

In determining whether to approve or ratify a related party transaction, the appropriate Board will consider whether or not the transaction is in, or not inconsistent with, the best interests of the appropriate company.  In making this determination, the appropriate Board is required to consider all of the relevant facts and circumstances in light of the following factors and any other factors to the extent deemed pertinent by the committee:

•

The position within or relationship of the related party with the Company;

•

The materiality of the transaction to the related party and the Company, including the dollar value of the transaction, without regard to profit or loss;

•

The business purpose for and reasonableness of the transaction, taken in the context of the alternatives available for attaining the purposes of the transaction;

•

Whether the transaction is comparable to a transaction that could be available on an arms-length basis or is on terms and conditions offered generally to parties that are not related parties;

•

Whether the transaction is in the ordinary course of business and was proposed and considered in the ordinary course of business; and

•

The effect of the transaction on the business and operations, including on internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transactions.

The policy contains standing pre-approvals for certain types of transactions which, even though they may fall within the definition of a related party transaction, are deemed to be pre-approved by the Company given their nature, size and/or degree of significance to the company. These include compensation arrangements with directors and executive officers for which disclosure is required in the proxy statement and sales of products or services in the ordinary course of business.

In the event the Company inadvertently enters into a related party transaction that requires, but has not received, pre-approval under the policy, the transaction will be presented to the appropriate Board for review and ratification promptly upon discovery. In such event, the committee will consider whether such transaction should be rescinded or modified and whether any changes in our controls and procedures or other actions are needed.

Code of Conduct and Ethics

We adopted a Code of Conduct and Ethics in 2015 that applies to all directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, and members of the board of directors. Our Code of Conduct and Ethics is available on our website at www.unlimitedaerialsystems.com. A copy of our code of conduct and ethics will also be provided to any person without charge, upon written request sent to us at our offices located at 420 Royal Palm Way, Suite 100, Palm Beach, FL 33480.

Board Committees

Our board currently does not have an audit committee, a compensation committee nor a nominating committee.  As we add members to our board, we intend on forming these committees with the responsibilities described below.

Audit Committee. Our audit committee will oversee our corporate accounting and financial reporting process and assist the board in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will be authorized to, among other things, to assist the board’s oversight of the following:

•

the integrity of our financial statements;

•

our compliance with legal and regulatory requirements;

•

the qualification and independence of our independent auditors; and

•

the performance of our auditor qualifications and the work of our independent auditors.

Compensation Committee. Our compensation committee will oversee, and make recommendations to the board regarding the annual salaries and other compensation of our executive officers, general employee compensation and other compensation policies and practices. The compensation committee will also be responsible for administering our stock option plans.

Nominating Committee. Our nominating committee will assist the board in reviewing and recommending nominees for election as directors, as well as establishing procedures to address stockholder proposals and the structure of the board and its committees.

Transfer Agent

Our transfer agent Interwest Transfer Company Inc. located at 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117 and their telephone number is (801) 272-9294.

LEGAL MATTERS

The validity of the shares of common stock offered by this Prospectus and certain other legal matters as to Nevada law will be passed upon for us by Branden T. Burningham, Esq., Salt Lake City, Utah, as counsel to the Company.

WHERE YOU CAN FIND MORE INFORMATION

UAS has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the shares of UAS common stock being registered hereunder. This Prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement and the exhibits thereto, to which reference is hereby made. You should refer to the Registration Statement, including its exhibits and schedules, for further information about UAS and its common stock.

From and after the effective date of the Registration Statement, UAS will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will file annual, quarterly and other reports and other information with the SEC.  Such reports and other information may contain important information about us.  You may read and copy the Registration Statement and the reports and other information that we may in the future file at the SEC’s Public Reference Room located at Station Place, 100 F Street, N.E., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our future SEC filings will also be available to the public from commercial document retrieval services and at the Internet world-wide website maintained by the SEC at www.sec.gov. Please note that information included in our website does not form a part of this Prospectus.

No person is authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized.  Neither the delivery of this Prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in UAS’s affairs since the date hereof.

You may obtain, free of charge, a copy of any of our filings by writing or calling us at the following address and telephone number: 420 Royal Palm Way, Ste. 100, Palm Beach, Florida 66757 or calling (561) 693-1424.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

EXHIBITS AND FINANCIAL STATEMENTS

UNLIMITED AERIAL SYSTEMS LLP

D. Brooks and Associates CPA's, P. A.

Certified Public Accountants     Valuation Analyst     Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholder of Unlimited Aerial Systems, LLP

We have audited the accompanying balance sheet of Unlimited Aerial Systems, LLP as of December 31, 2014, and the related statements of operations, stockholder’s deficit, and cash flows for the period from August 22, 2014 (inception) through December 31, 2014. Unlimited Aerial Systems, LLP’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

We were not engaged to examine management’s assertion about the effectiveness of Unlimited Aerial Systems, LLP’s internal control over financial reporting as of December 31, 2014 and, accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unlimited Aerial Systems, LLP as of December 31, 2014, and the results of its operations and cash flows for the period from August 22, 2014 (inception) through December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has a working capital deficit. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 6 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  D. Brooks and Associates CPA’s, P.A

D. Brooks and Associates CPA’s, P.A

West Palm Beach, FL

May 22, 2015

UNLIMITED AERIAL SYSTEMS LLP

BALANCE SHEET

December 31,
2014
ASSETS
Current assets:
Inventories	$231

Total current assets	231

Total assets	$231

LIABILITIES AND PARTNERS’ DEFICIT

Current liabilities:
Due to partner	$378

Total current liabilities	378

Commitments and contingencies

Partners’ deficit:
Accumulated deficit	(147)
Total partners’ deficit	(147)
Total liabilities and partners’ deficit	$231

See accompanying notes to financial statements.

UNLIMITED AERIAL SYSTEMS LLP

STATEMENT OF OPERATIONS

For the period from August 22, 2014 (inception) through December 31, 2014
Revenues	$-

Operating expenses:
General and administrative	147
Total operating expenses	147

Loss before provision for income taxes	(147)
Provision for income taxes	-
Net loss	(147)

See accompanying notes to financial statements.

UNLIMITED AERIAL SYSTEMS LLP

STATEMENT OF PARTNERS’ DEFICIT

	Accumulated Deficit	Total
Balance at August 22, 2014 (inception)	$-	$-

Net loss	(147)	(147)

Balance at December 31, 2014	$(147)	$(147)

See accompanying notes to financial statements.

UNLIMITED AERIAL SYSTEMS LLP

STATEMENT OF CASH FLOWS

For the period from August 22, 2014 (inception) through December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(147)
Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:
Inventories	(231)
Expenses paid by partner	378
Net cash used in operating activities	-

Net change in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-
Income taxes	$-

See accompanying notes to financial statements.

UNLIMITED AERIAL SYSTEMS LLP

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

UAS Drone Corp. (“the Company”) was incorporated under the laws of the State of Nevada on February 4, 2015. The Company began limited operations on February 11, 2015, is considered a development stage company, and has not yet realized any revenues from its planned operations. Prior to the Company’s formation, the operations were functioning under Unlimited Aerial Systems, LLP (UASLLP).  UASLLP was formed under the laws of the State of Louisiana on August 22, 2014. Effective March 31, 2015, the Company completed a reverse merger with UASLLP. The reverse merger was accounted for as a reverse capitalization.  Accordingly, the accompanying financial statements represent the historical assets, liabilities and results of operations of UASLLP.

The Company is engaged in the production and sale of Unmanned Aerial Systems, commonly referred to as drones. The Company’s principal operations will include the production, and sale of drones. The Company will work with law enforcement agencies and tailor its products to the specific needs of the law enforcement community. The Company expects to generate revenues and related cash flows from the sale of its drones.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States. The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year end.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consist of raw materials used to manufacture the Company’s products and is stated as the lower of cost or market.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, consisting of amounts due to a partner approximate their fair value due to the short-term maturity of such instruments.

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When required, the Company records a liability for unrecognized tax positions, defined as the aggregate tax effect of differences between positions taken on tax returns and the benefits recognized in the financial statements. Tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. The Company has no uncertain tax positions that require the Company to record a liability.

We recognize interest and penalties related to unrecognized tax benefits on the interest expense line and other expense line, respectively, in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related liability lines in the balance sheet.

UNLIMITED AERIAL SYSTEMS LLP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently Issued Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We do not anticipate the adoption of ASU 2015-02 will have any impact on our consolidated financial statements.  Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Research and Development

 The Company expenses research and development costs as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period, a partner paid certain operating expenses on behalf of the Company totaling $378, and as of December 31, 2014, the balance due to the partner is $378.

NOTE 4 — INCOME TAXES

The Company uses the liability method , where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   As of December 31, 2014, the Company has incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is $ 147 and will expire 20 years from the date the loss was incurred.

NOTE 5 — CONFILICTS OF INTEREST

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such person(s) may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has net losses for the period from inception (August 26, 2014) to December 31, 2014, of $ 147. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management is planning to raise additional funds through debt or equity offerings. There is no guarantee that the Company will be successful in these efforts.

UNLIMITED AERIAL SYSTEMS LLP

NOTES TO FINANCIAL STATEMENTS

NOTE 7 — SUBSEQUENT EVENTS

On January 5, 2015, a stockholder of UAS Drone Corp. advanced $20,000 to the Company in the form of a note payable. And on January 16, 2015, the same stockholder advanced an additional $12,500 to the Company.

On March 31, 2015, the Company purchased the operations of Unlimited Aerial Systems, LLP.  The Asset Purchase Agreement called for the Company to issue 600,000 unregistered shares of common stock in exchange for the rights, title to and interest in all of the properties, rights and assets of the Seller.  This transaction was accounted for as a reverse merger as the Seller’s obtained 55% of the Company’s common stock per the terms of the Purchase Agreement.

On April 1, 2015, the Company closed a Subscription Agreement by which one institutional investor purchased an 8% Convertible Debenture having a total principal amount of $300,000, convertible into common shares of the Company at $0.33 per share and maturing April 1, 2017.

The Company has evaluated subsequent events through May 27, 2015, which is the date the financial statements were available to be issued.

UAS DRONE CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2015	2014
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$100	$-
Inventories	20,121	231

Total current assets	20,221	231

Total assets	$20,221	$231

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts Payable	$16,905	$-
Due to stockholders	11,059	378
Convertible note payable, stockholder	32,500	-
Total current liabilities	60,464	378
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.0001 par value; 100,000,000 shares authorized; 1,100,000 shares issued and outstanding at March 31, 2015	110	-
Additional paid-in capital	(16,915)	-
Accumulated deficit	(23,438)	(147)
Total stockholders’ deficit	(40,243)	(147)
Total liabilities and stockholders’ deficit	$20,221	$231

See accompanying notes to condensed consolidated financial statements.

UAS DRONE CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

Three Months Ended March 31
2015
Net revenues	$-

Operating expenses:
Professional fees	12,696
General and administrative	10,595

Total operating expenses	23,291

Loss before provision for income taxes	(23,291)

Provision for income taxes	-

Net loss	$(23,291)

Net loss per share: basic and diluted	$(0.15)

Weighted average number of common shares outstanding:
Basic and diluted	155,556

See accompanying notes to condensed consolidated financial statements.

UAS DRONE CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Three Months Ended March 31,
2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,291)

Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:
Inventories	(19,889)
Accounts payable	-
Net cash used in operating activities	(43,180)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash From UAS Drone Corp. – reverse merger	100

Net cash provided by activities	100

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertiblennote payable, stockholder	32,500
Advances from stockholder	10,680
Net cash provided by financing activities	43,180

Net increase in cash and cash equivalents	100
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-
Income taxes	$-

SCHEDULE OF NON-CASH FINANCING ACTIVITY:
Assumption of liabilities upon reverse merger	$16,905

See accompanying notes to condensed consolidated financial statements.

UAS DRONE CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

UAS Drone Corp. (“the Company”) was incorporated under the laws of the State of Nevada on February 4, 2015. The Company began limited operations on February 11, 2015, is considered a development stage company, and has not yet realized any revenues from its planned operations. Prior to the Company’s formation, the operations were functioning under Unlimited Aerial Systems, LLP (UASLLP).  UASLLP was formed under the laws of the State of Louisiana on August 22, 2014. Effective March 31, 2015, the Company completed a reverse merger with UASLLP. The reverse merger was accounted for as a reverse capitalization.  Accordingly, the accompanying financial statements represent the historical assets, liabilities and results of operations of UASLLP.

The Company is engaged in the production and sale of Unmanned Aerial Systems, commonly referred to as drones. The Company’s principal operations will include the production, and sale of drones. The Company will work with law enforcement agencies and tailor its products to the specific needs of the law enforcement community. The Company expects to generate revenues and related cash flows from the sale of its drones.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These condensed consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States. The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year end.

Principle of consolidation

        The accompanying unaudited condensed consolidated financial presented reflect the accounts of UAS LLC, and UAS.  All significant inter-company transactions have been eliminated in consolidation.  These unaudited condensed financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2014.

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S Securities and Exchange Commission (“SEC”) for interim financial information. The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management, are considered necessary for a fair presentation of the results for the periods shown. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis and Results of Operations contained in this report and the audited consolidated financial statements and accompanying notes for the period ended December 31, 2014, included in this registration Statement.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory consist of the Company’s finished goods and is stated as the lower of cost or market.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, consisting of accounts payable and notes payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

UAS DRONE CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When required, the Company records a liability for unrecognized tax positions, defined as the aggregate tax effect of differences between positions taken on tax returns and the benefits recognized in the financial statements. Tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. 98,485 shares underlying the convertible debt have been excluded from the calculation of diluted loss per share because their impact was anti-dilutive.

We recognize interest and penalties related to unrecognized tax benefits on the interest expense line and other expense line, respectively, in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related liability lines in the consolidated balance sheet.

Loss per Share

The basic loss per share is calculated by dividing our net loss by the weighted average number of common shares during the period. The diluted earnings (loss) per share is calculated by dividing our net loss by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company has not issued any potentially dilutive debt or equity securities.

Recently Issued Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We do not anticipate the adoption of ASU 2015-02 will have any impact on our consolidated financial statements. Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Research and Development

 The Company expenses research and development costs as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

A stockholder of the Company advanced $32,500 to the company in the form of a convertible note payable during the three months ended March 31, 2015.  The note is convertible into equity of the company at $0.33 per share.  The note payable outstanding at March 31, 2015 was $32,500.  An officer of the company paid for operating expenses totaling $10,680, during the three months ended March 31, 2015 and the balance due to the officer is $11,059 as of March 31, 2015.

NOTE 4 — INCOME TAXES

The Company uses the liability method , where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   As of March 31, 2015, the Company has incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is $23,438 and will expire 20 years from the date the loss was incurred. The Company classifies penalties and interest related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations.

UAS DRONE CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — EQUITY

Common Stock

The Company has authorized 100,000,000 shares of common stock, $0.0001 par value.  As of March 31, 2015, 1,100,000 shares were issued and outstanding.

On March 3, 2015, an investor of the Company contributed capital in the amount of $1,000 for formation of the Company and the issuance of 500,000 shares of Common Stock.

On March 31, 2015, the company issued 600,000 shares of the Common Stock per the terms of the Asset Purchase Agreement for the purchase of the operations of Unlimited Aerial Systems, LLP.

NOTE 6 — CONFILICTS OF INTEREST

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such person(s) may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has net losses for the period from inception (August 22, 2014) to March 31, 2015, of $23,291. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Management is planning to raise additional funds through debt or equity offerings. There is no guarantee that the Company will be successful in these efforts.

NOTE 8 — SUBSEQUENT EVENTS

On April 1, 2015, the Company closed a Subscription Agreement by which one institutional investor purchased an 8% Convertible Debenture having a total principal amount of $300,000, convertible into common shares of the Company at $0.33 per share and maturing April 1, 2017.

The Company has evaluated subsequent events through May 22, 2015, which is the date the financial statements were available to be issued.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the Registrant. Such expenses are estimated below.  The following table sets forth an itemized statement of all cash expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$476
Blue sky fees and expenses*	2,500
Printing and related expenses*	1,500
Legal fees*	20,000
Accounting fees and expenses*	20,000
Transfer Agent fees*	2,500
Miscellaneous*	1,524
TOTAL	$50,000

*	Estimated

Item 14.  Indemnification of Directors and Officers.

Section 78.7502(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.  Section 78.7502(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

Section 78.7502(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation.  The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests.  Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.7502(1) or 78.7502(2), Section 78.7502(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

Section 78.751(1) of the NRS limits indemnification under Sections 78.7502(1) and 78.7502(2) to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

Pursuant to Section 78.751(2) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(3)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors.  Section 78.751(3)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Our Articles of Incorporation provide for the indemnification of directors to the fullest extent permissible under Nevada law.

Our Bylaws provide for the indemnification of officers, directors and other agents acting on our behalf to an extent consistent with applicable provisions of the NRS.

Additionally, in the future, we may purchase and maintain insurance on behalf of UAS and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage we ultimately obtain.  Neither our Bylaws nor our Articles of Incorporation include any specific indemnification provisions for our officers or directors against liability under the Securities Act.  Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

On March 3, 2015, the Company issued 500,000 “unregistered” and “restricted” shares of its common stock to Green Block Capital LLC in consideration of $1,000 cash.  At the closing of the Asset Purchase Agreement with UAS LLC, on March 31, 2015, the Company issued 500,000 “unregistered” and “restricted” common shares to Chad Swan and 100,000 such shares to David Sweeney.  These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder, in reliance on each of the recipients’ status as an “accredited investor” as defined in Rule501(a) of Regulation D.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Financial Statements.

Report of Independent Registered Public Accounting Firm
Financial Statements for Unlimited Aerial Systems LLP Balance Sheet as of December 31, 2014
Statement of Operations for the period from August 22, 2014 (inception) to December 31, 2014
Statement of Stockholders' Deficit from August 22, 2014 (inception) to December 31, 2014
Statement of Cash Flows from August 22, 2014 (inception) to December 31, 2014
Notes to Financial Statements
Condensed Consolidated Financial Statements for UAS Drone Corp. Condensed Consolidated Balance Sheet as of March 31, 2015 (unaudited)
Condensed Consolidated Statement of Operations as of March 31, 2015 (unaudited)
Condensed Consolidated Statement of Stockholders' Deficit as of March 31, 2015 (unaudited)
Condensed Consolidated Statement of Cash Flows as of March 31, 2015 (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)

(b)  Exhibits (1)

Exhibit

Number

Description

3.1

Articles of Incorporation

3.2

Bylaws

5

Form of Legal Opinion of Branden T. Burningham, Esq., regarding legality of securities being offered

10.1

8% Convertible Debenture due April 1, 2017

10.2

Debenture Amendment Agreement

10.3

Securities Purchase Agreement

10.4

Asset Purchase Agreement

10.5

Employment Agreement with Chad Swan

10.6

Employment Agreement with David Sweeney

10.7

Form of Subscription Agreement for Primary Offering

14

Code of Ethics

23.1

Consent of Counsel (Branden T. Burningham, Esq.) (2)

23.2

Consent of Independent Registered Public Accounting Firm (David Brooks and Associates,

CPA’s)

(1)  Summaries of all exhibits contained within this registration statement are modified in their entirety by reference to these Exhibits.

(2)  Included in Exhibit 5.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

	(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

	(iii)	Include any additional or changed material information on the plan of distribution.

(2)

For determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)

For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, Florida, on the 22nd of May, 2015.

UAS Drone Corp.

Date: May 22, 2015	By:	/s/ Chad Swan
Chad Swan
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures/Title	Date

/s/ Chad Swan	May22, 2015
Chad Swan, Chairman, CEO and Principal Executive Officer

/s/ John L. Busshaus	May 22, 2015
John L. Busshaus, Acting Principal Accounting Officer

/s/ Christopher M. Nelson	May 22, 2015
Christopher M. Nelson, Director